AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 5, 1999
                               File No. 333-51933
==============================================================================

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                ----------------

                                    FORM SB-2

                         POST-EFFECTIVE AMENDMENT NO. 3

                                       to

                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                                ----------------


                                 PTN MEDIA, INC.
                 (Name of small business issuer in its charter)


       Delaware                            7371                  38-3399098
(State or other jurisdiction of (Primary Standard Industrial  (I.R.S. Employer
incorporation or organization)   Classification Code Number) Identification No.)

    313 North First St., Suite 8B, Ann Arbor, Michigan 48104 (734) 327-0579
    -----------------------------------------------------------------------
         (Address and telephone number of principal executive offices)

           313 North First St., Suite 8B, Ann Arbor, Michigan 48104
           --------------------------------------------------------
(Address of principal place of business or intended principal place of business)

                           Peter Klamka, President
                               PTN Media, Inc.
    313 North First St., Suite 8B, Ann Arbor, Michigan 48104 (734) 327-0579
    -----------------------------------------------------------------------
           (Name, address and telephone number of agent for service)

                               ----------------
                                  Copies to:
                            David N. Feldman, Esq.
                       Law Offices of David N. Feldman
                         36 West 44th Street, Suite 1201
                           New York, New York 10036
                                (212) 869-7000
                             Fax: (212) 997-4242
                               ----------------

               APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:
 As soon as practicable after the effective date of this registration statement.

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ] ____

                       CALCULATION OF REGISTRATION FEE

Title of Each Class of                                                Proposed Maximum      Proposed Maximum
Securities to be Registered                            Amount to      Offering Price Per         Aggregate             Amount of
                                                     be Registered          Share            Offering Price(1)      Registration Fee
-----------------------------------------------  -------------------  --------------------  -------------------  -------------------
Common Stock,
  par value $.001 per share...................     400,000 Shares          $5.00               $2,000,000              $ 590

-------------------------------------------------------------------------------
(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                                 PTN MEDIA, INC.

                         400,000 SHARES OF COMMON STOCK

                              PROSPECTUS SUPPLEMENT
                               -------------------

                                FEBRUARY 5, 1999



     This Prospectus Supplement to Registration Statement on Form SB-2 of PTN Media, Inc., a Delaware corporation (the "Company") includes certain amended information contained in the Company's Registration Statement, as well as in the Company's Prospectus dated September 18, 1998 ("Prospectus").

     This Prospectus Supplement must be affixed to the Prospectus upon any delivery to an offeree of the Shares.

Loans from President; Use of Proceeds

     Amending and restating a portion of the Prospectus and several prior supplements, in April 1998, Peter Klamka, the Company's Chairman, President and Chief Executive Officer, provided the Company with a revolving credit line with a maximum of $500,000 available (the "Klamka Credit Line"). In September 1998, the Board of Directors of the Company authorized an increase in this line to $610,000, and in November and December 1998, further increases to $1,000,000 were authorized. As of November 23, 1998 , December 3, 1998, and at all times until the date of this Prospectus Supplement, borrowings outstanding under the Klamka Credit Line aggregated $542,500. Monies loaned were used to make certain payments to Niki Taylor's company, to provide a payment required under the Company's Calendar Agreement with Claudia Schiffer, and for working capital.

      Loans drawn on the Klamka Credit Line bear interest at a rate of 9% per annum from the date they are made to the Company and are payable by May 2001, provided, however, that if the Company raises aggregate gross proceeds in this Offering of at least $1,500,000, the entire outstanding amount of the Klamka Credit Line and accrued interest will be repaid from the proceeds of this Offering.

      Additional amounts of approximately $200,000 received by the Company in October and November 1998, which were previously erroneously characterized as loans made by the Company's President, were, in fact, proceeds received by the Company from investors in prior closings of this Offering. See Prior Closings of Offering below. This correction in the characterization of the proceeds provided to the Company accounts for the reduction in the outstanding amount of the Klamka Credit Line in this Supplement to the Prospectus.

      As a result of the foregoing and other matters described in previous supplements, as well as the fact that the Offering terminated by its terms as of January 31, 1999, with the Company having received total subscriptions for the purchase of 136,700 Shares for an aggregate purchase price of $683,500, $353,500 of which were closed previously (see Prior Closings of Offering below), the Use of Proceeds section on page 18 of the Prospectus is hereby amended to provide as follows:

      Net proceeds previously received by the Company of $309,600 (after deduction of Offering expenses of approximately $17,000 for the payment of legal fees and printing of Prospectuses and selling commissions) was allocated as follows: (i) Licensing fees payable to Ms. Schiffer pursuant to the terms of the Schiffer License Agreement (defined hereafter) - $145,000; (ii) Fees payable to Ms. Schiffer pursuant to the terms of the Calendar Agreement - $75,000; (iii) Software development expenses paid to the developer of the Claudia

     Schiffer calendar - $50,000; (iv) Web site design expenses paid to a third party web designer in connection with the Claudia Schiffer web site - $30,000;
(v) Photographs for Claudia Schiffer calendar - $4,000; (vi) Public relations and advertising - $3,000(1); (vii) Press release relating to Claudia Schiffer calendar - $2,000; and (viii) Working capital - $600.


     In the event that the Company accepts subscriptions with respect to all of the proceeds currently being held in escrow, net proceeds from the final closing of the Offering (assuming the payment of selling commissions of $42,700(2) ($9,700 of which relates to sales previously closed for which commissions remain due and payable)) and estimated Offering expenses of approximately $76,000 payable by the Company, will be approximately $211,300. The Company intends to allocate these net proceeds as follows: (i) Licensing Fees Payable to Ms. Schiffer -$155,000(3); (ii) Repayment of indebtedness - $0(4); (iv) Return of certain funds previously accepted from investors in this Offering - $55,000(5); and (vi) Working Capital - $1,300(6).

----------------------------------
1 Includes amounts payable to a public relations firm, which the Company has retained, and expenses relating to print and/or electronic advertising. See "Business - Sources of Revenue -- Advertising" and " - Marketing and Promotion -- Public Relations."

2 Assumes payment of selling commissions of a maximum of 10% on the $330,000 of gross proceeds held in escrow upon release to the Company at the final closing. In the event that the Company is not required to pay selling commissions with respect to any of the sales attributable to such proceeds, or at a lesser percentage rate, then the additional amounts received by the Company will be allocated to working capital.

3 The Company is currently in default of the terms of the Schiffer License Agreement with Claudia Schiffer, in connection with which the Company has previously advanced a total of $145,000. The terms of the Schiffer License Agreement require the payment of an additional $155,000 to Ms. Schiffer, the obligations of which are also contained in a promissory note from the Company to Ms. Schiffer. This amount, which was due and payable as of January 23, 1999, is expected to be paid from the proceeds of this Offering. The Company also previously advanced an aggregate of $134,000 to a company controlled by well-known model, Tyra Banks, pursuant to a license agreement and an agreement for the sale of calendars and electronic planners. Ms. Banks has claimed that the Company breached these agreements and has refused to perform under either agreement. Ms. Banks' company has filed a demand for arbitration against the Company for additional amounts allegedly owed under these agreements, in an approximate sum of $153,000, as a result of the Company's failure to pay such amount by September 15, 1998. If the Company agrees to settle any potential claims or is required to pay any additional amounts to Ms. Banks' company, there will not be sufficient funds available from this Offering to make such payments. In the event that the Company does not raise additional funds, in a timely manner, or have cash available from operations, or otherwise, with which to make such payments, the Company would be required to either substantially reduce or terminate its operations. See "Management's Plan of Operations - Cash Requirements" and "Business - Web Sites." Also see "Payment to Claudia Schiffer; Issuance of Additional Shares of Common Stock" below.

4 Does not reflect the Company's repayment of $56,250, plus interest at the rate of 8% per annum, to four individuals pursuant to promissory notes which were due and payable in July 1998. Although the Company had intended to pay the principal and interest on this outstanding indebtedness from the proceeds of this Offering, the Company will not have raised sufficient net proceeds from investors to repay this indebtedness, with respect to which the Company has been in default since July 1998. There can be no assurance that one or more of the individuals holding such promissory notes will not declare the Company in default thereunder, and require the Company to immediately pay the entire amount of principal and interest outstanding. Also does not reflect the Company's repayment of outstanding loans, in an aggregate principal amount of $542,500, to Peter Klamka, the Company's Chairman, President and Chief Executive Officer, upon the consummation of this Offering, since such indebtedness is not due until the earlier of (i) the date that the Company has raised an aggregate of not less than $1,500,000 in one or more public offerings of any of its securities or
         (ii) May 2001. Upon the final closing, the Company will not have raised proceeds in this Offering of greater than $658,000.

5 Reflects the return of subscriptions to two investors who participated in prior closings of this Offering. These funds are being refunded by the Company, as a result of their having been accepted from investors in states in which this Offering was not registered.

Cash Requirements

     Even if the Company receives the entire amount of net proceeds currently available upon the final closing of this Offering, the Company, after the payment of all outstanding expenses, will not have any cash available. As a result, the Company will be required to seek additional financing immediately. The Company may determine, depending on the opportunities available to it, to seek additional equity or debt financing to fund the cost of its operations. There can be no assurance that additional financing will be available to the Company on commercially reasonable terms, or at all. In the event that the Company is unable to raise additional funds shortly after the final closing of this Offering, the Company, in all likelihood, would be required to terminate its operations.

Loans to President

     One hundred fifty thousand dollars of the Klamka Credit Line was provided to Mr. Klamka by personal loans made to him by persons who were introduced to Mr. Klamka by a person whom the Company believes to have been a principal (the "CPA Principal") of CPA Advisors Network, Inc. ("CPA"), one of the Selling Agents in this Offering. The Company has been advised that the CPA Principal may have misrepresented to the persons lending funds to Mr. Klamka that such loans would, either directly or indirectly, entitle such lenders to receive securities of the Company. In addition, Mr. Klamka also paid the sum of $15,000 to a company, which the Company believes to have been an affiliate of CPA, in connection with the introduction of such lenders to Mr. Klamka.

Prior Closings of Offering; Rescission Rights

     The Company has accepted and closed on subscriptions to purchase 70,700 shares of Common Stock in this Offering for an aggregate purchase price of $353,500 as follows:

     In October 1998, the Company accepted and closed on subscriptions from eight investors in an aggregate gross amount of $127,000. This represents the purchase of a total of 25,400 shares of Common Stock in this Offering. Pursuant to the terms of the relevant Agency Agreements, certain Selling Agents were entitled to selling commissions in an aggregate amount of $7,950 in connection with such sales. The Company has not, as of the date of this Prospectus Supplement, paid any of such commissions.

     In November 1998, the Company accepted and closed on a subscription from one investor in the gross amount of $30,000. This represents the purchase of 6,000 shares of Common Stock in this Offering. No selling commissions were paid in connection with this sale. Pursuant to the terms of the relevant Agency Agreement, a Selling Agent was entitled to selling commissions in the amount of $300 in connection with such sales. The Company has not, as of the date of this Prospectus Supplement, paid any of such commissions.

----------------------------------
6 The Company may use a portion of the proceeds allocated to working capital to pay salaries of non-executive employees.

    In December 1998, the Company accepted and closed on subscriptions from four investors (including one of whom also purchased shares in October) in an aggregate gross amount of $177,500. This represents the purchase of a total of 35,500 shares of Common Stock in this Offering. Pursuant to the terms of the relevant Agency Agreement, a Selling Agent was entitled to selling commissions in the aggregate amount of $1,450 in connection with such sales. The Company has not, as of the date of this Prospectus Supplement, paid any of such commissions.

     On January 8, 1999, the Company accepted and closed on a subscription from one investor in the amount of $19,000. This represents the purchase of a total of 3,800 shares of Common Stock in this Offering. The Company paid a total of $1,900 in selling commissions to a Selling Agent in connection with such sales.

     As a result of certain material changes in the information provided in the Prospectus, since the prior closings of this Offering, the Company has agreed to provide prior investors in this Offering with copies of this Prospectus Supplement and all prior supplements to the Prospectus dated September 18, 1998, and the right to receive a refund of the amounts that each of them invested in the Company. In the event that all of the prior investors elect to receive a refund of their investment, the Company would be required to make payments of approximately $298,500 to such investors. In addition, the Company has agreed to refund a total of $55,000 to two investors who participated in prior closings, since such investors were located in states in which this Offering was not registered. If any of such prior investors elect to have their investments refunded, the Company will not have sufficient funds to make refunds to any of such electing investors, and unless the Company is able to raise such funds from other sources, or reach an alternative agreement with such investors, without substantial delay, the Company would be required to either reduce or terminate its operations entirely.

Resignation of Directors

    On February 1, 1999, Deborah M. Schneider and Lila Lazarus resigned as directors of the Company. As of the date of such resignations, Peter Klamka remains as the sole director of the Company.

Payment to Claudia Schiffer; Issuance of Additional Shares of Common Stock

     In November and December 1998, the Company paid Ms. Schiffer an aggregate of $145,000 pursuant to the terms of a Web Site License Agreement with Ms. Schiffer (the "Schiffer License Agreement"). Prior to and at the time of such payment, Ms. Schiffer refused to deliver an executed copy of the Schiffer License Agreement to the Company, until the payment of an additional $155,000 to her, pursuant to the terms of such agreement. This additional payment was due under the terms of the Schiffer License Agreement on or before December 23, 1998. As a result of negotiations with Ms. Schiffer, the Company was able to extend the date of payment of such additional $155,000 to January 23, 1999, by issuing to Ms. Schiffer a promissory note in the principal sum of $155,000. Additionally, in December, the Company agreed to issue to Ms. Schiffer an additional 50,000 shares of the Company's Common Stock, so that Ms. Schiffer would be entitled to receive a total of 269,682 shares of Common Stock or approximately 7% of the outstanding shares of Common Stock of the Company (assuming all shares offered hereby are sold). The Company is currently in default with respect to the payment of such promissory note. In the event that the Company does not pay the entire amount due under such promissory note, on or prior to February 28, 1999, the Company believes that Ms. Schiffer will declare the Company in default under the Schiffer License Agreement and will terminate any obligations she may have to the Company thereunder, although there can be no assurance that she will not terminate such agreement sooner. In addition, although the Company has not received any indication that she will, Ms. Schiffer may also terminate the Calendar Agreement, as a result of the Company's default under the Schiffer License Agreement. The termination of either or both of said agreements by Ms. Schiffer would have a material adverse effect on the Company's business and operations.

Arbitration filed by Tyra Banks

     On December 8, 1998, attorneys for Tyra Banks and Bankable, Inc., an entity controlled by Ms. Banks, made a Demand for Arbitration against the Company under the Commercial Arbitration Rules of the American Arbitration Association. Ms. Banks' attorneys alleged that the Company failed to make timely payments of money due upon the execution the Web Site License Agreement and Calendar Agreement between Ms. Banks and the Company ("Agreements"), and refused to return photographs, pictures, prints, negatives and images of Ms. Banks. Ms. Banks is seeking the amount of $153,000, plus interest, allegedly owed to her, to have the Company not use her name, picture and likeness, and to have all images of Ms. Banks, in any form, returned to her. She also is seeking damages for injury to her public reputation, lost royalties and the cost of attorney's fees. On January 15, 1999, the Company, through its attorneys, filed an Answer and Counterclaim to Ms. Banks' Demand for Arbitration. The Company raised several defenses to Ms. Banks' claims and claimed a breach by Ms. Banks and Bankable of the Web Site Agreement. The Company is seeking the amount of $100,000, plus additional damages, relating to the advance payment made by the Company to Bankable, Inc. A preliminary administrative conference was held on January 19, 1999, and the Company's attorneys believe that a hearing will be scheduled for March. Both parties have also expressed an interest in resolving this matter through mediation.
Mediation would run concurrently with the arbitration process, prior to the arbitration hearing. The Company intends to vigorously defend itself in this arbitration, and believes that it has meritorious defenses. Nonetheless, there can be no assurance that the Company will be successful in this arbitration, and an unfavorable settlement or result in this matter could have a material adverse effect on the Company.

Change in Escrow Account

     The Company has closed the escrow account at University Bank and has opened a new escrow account at American Stock Transfer & Trust Co., pursuant to the Escrow Agreement attached as Exhibit 10.12 to Post-Effective Amendment No. 3 to the Registration Statement of which this forms a part (the "Escrow Agreement"). The Escrow Agreement provides that through the duration of this Offering, Hornblower & Weeks, Inc. ("Hornblower") possesses the authority, along with the Company, to accept or reject subscriptions and to determine the type and manner of closings that will occur. Subscribers are now instructed to make subscription checks out to American Stock Transfer & Trust Co., as escrow agent. In addition, subscribers using placement agents other than Hornblower, risk that in the event of oversubscription, Hornblower may favor its investors over those from other placement agents, and could reject non-Hornblower subscriptions.


      The Escrow Agreement provides that in the event that the escrow agent still possesses funds within 14 days of the termination of the Offering, and no closing on such funds has occurred, the escrow agent will return all funds to investors. The parties have agreed to extend this period of time so that the final closing may be held any time on or before February 26, 1999.

Lycos Agreement

     In an agreement executed on November 16, 1998, Lycos, Inc. agreed to provide the Company with $600,000 worth of advertising banner impressions consisting of complete page views with a Claudia Schiffer advertising banner and link to www.claudiaschiffer.com on the Lycos network. The banner advertising and link to the Company's web site were made available to the Company commencing on December 15, 1998 and will continue to be available until December 15, 1999. These impressions will only be used to promote www.claudiaschiffer.com, and Lycos has also agreed to include at least $200,000 worth of these advertisements on its web site lycos.com. Advertising content and placement are subject to approval by both parties on the Lycos network, with banners rotated as often as the Company desires. Lycos is currently running banner advertisements for www. claudiaschiffer.com and will commence links to the Company's web site as soon as the site is up. In exchange for the services to be provided by Lycos, the Company will provide Lycos with a link on the Claudia Schiffer web site, placed at the Company's discretion. Ms. Schiffer has the right to terminate the agreement at any time. This agreement is a barter arrangement for advertising, does not involve any monetary payments and can be renewed by mutual agreement of both parties.

                                  SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Ann Arbor, Michigan on February 4, 1999.


                                           PTN MEDIA, INC.

                                           By: /s/ Peter Klamka
                                               ----------------
                                               Peter Klamka, Chairman,
                                               President and Chief Exec. Officer

     In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

Name                      Title                               Date

/s/ Peter Klamka          Chairman, President, Chief          February 4, 1999
----------------          Executive Officer and Secretary
Peter Klamka              (Principal Executive Officer and
                          Principal Financial and Accounting
                          Officer)

Exhibit
Number                                        Description
------                                        -----------
1.1*     Form of Placement Agent Agreement
1.2*     Engagement Agreement with Hornblower & Weeks, Inc.
2.1* Plan of Merger between PTN Media, Inc. and Interactive Entertainment Studio, Inc., dated as of February 25, 1998.
3.1*     Certificate of Incorporation of PTN Media, Inc. dated as of January 13,
         1998.
3.2*     By-Laws of PTN Media, Inc.
4.1*     Specimen Common Stock Certificate
4.2*     Specimen 1997 Warrant Certificate
4.3*     Specimen 1998 Warrant Certificate
5.1*     Opinion of the Law Offices of David Feldman
10.1* Web Site License Agreement between Niki, Inc. and Interactive Entertainment Studio, Inc. dated as of June 1, 1997
10.2* Website License Agreement between Ty Girl, Inc. and Interactive Entertainment Studio, Inc. dated as of January 1, 1998
10.3* License Agreement between Ty Girl, Inc. and Interactive Entertainment Studio, Inc. dated as of January 1, 1998
10.4* Lease Agreement dated as of February 27, 1998, between First Miller Limited Partnership and PTN Media, Inc.
10.5* Website Design Services Agreement between zoecom, Inc. and Interactive Entertainment Studio, Inc. dated as of December 20, 1996
10.6* Letter of Intent between Cdnow, Inc. and Interactive Entertainment Studio, Inc. dated as of September 8, 1997
10.7* Agreement for Fashion House Flowers & Gifts Service between PC Flowers and Gifts, Inc. and Interactive Entertainment Studio, Inc. dated as of September 9, 1997
10.8* Standard Publicists Guild Agency - Client Agreement between the Angellotti Company and PTN Media, Inc. dated as of April 15, 1998
10.9*    PTN Media, Inc. 1998 Stock Option Plan
10.10*   Form of Subscription Agreement for Shares in this Offering
10.11* Revolving Promissory Note issued by PTN Media, Inc. to Peter Klamka dated April 1, 1998, in the maximum principal sum of $500,000
10.12 Escrow Agreement between American Stock Transfer & Trust Co., Hornblower & Weeks, Inc. and PTN Media, Inc.
11.1*    Computation of per share earnings
23.1*    Consent of Lazar Levine & Felix LLP
23.2*    Consent of the Law Offices of David Feldman (included in Exhibit 5.1)
24.1*    Power of Attorney (included in Part II of the Registration Statement)
27.1*    Financial Data Schedule


*Previously filed.